Exhibit 99.2

TOP WIN INTERNATIONAL LIMITED Announces Closing of Initial Public Offering

Hong Kong, April 3, 2025 — TOP WIN INTERNATIONAL LIMITED (Nasdaq: TOPW) (the “Company” or “Top Win”), a Hong Kong-based wholesaler specializing in trading, distribution, and retail of luxury watches of international brands, today announced the successful closing of its initial public offering (the “Offering”) of 2,664,000 ordinary shares (the “Ordinary Shares”) at the price of $4.00 per share (the “Offering Price”).

The Ordinary Shares commenced trading on the Nasdaq Capital Market on April 2, 2025, under the ticker symbol “TOPW.”

The Company received gross proceeds of approximately US$10.6 million from the Offering, before deducting underwriting discounts and other offering expenses. In connection, the Company has granted the underwriters a 45- day option to purchase up to an additional 399,600 Ordinary Shares of the Company, at the Offering Price, representing 15% of the Ordinary Shares sold in the Offering.

The Company intends to use the net proceeds from the Offering for: (i) brand marketing and promotion; (ii) sales team expansion and regional growth, including Southeast Asia; (iii) sourcing and inventory diversification; and (iv) working capital and general corporate purposes.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC acts as the representative of the underwriters, with Revere Securities LLC acting as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP, Harney Westwood & Riegels, and Stevenson, Wong & Co. act as the U.S., Cayman Islands, and Hong Kong legal counsels to the Company, respectively. Marcum Asia CPAs LLP acts as the independent registered public accounting firm of the Company. The Crone Law Group, P.C. acts as the U.S. counsel to the Underwriters for the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-283448), as amended, and was declared effective by the SEC on March 27, 2025. The Offering was made by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the final prospectus relating to the Offering may be obtained from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, or by telephone at (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TOP WIN INTERNATIONAL LIMITED

Headquartered in Hong Kong, TOP WIN INTERNATIONAL LIMITED is a holding company operating through its Hong Kong subsidiary, Top Win International Trading Limited, a wholesaler engaged in the trading, distribution, and retail of luxury watches. With strategic sourcing and a broad selection of over 30 internationally renowned watch brands, Top Win connects global suppliers with buyers across the Asia-Pacific luxury market, leveraging Hong Kong’s position as a premier regional hub.

For more information, please visit: https://topw.com.hk/, https://ir-topw.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the use of proceeds from the sale of the Company’s Ordinary Shares in the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang

Managing Partner

Email: jwang@wealthfsllc.com

Tel: +1 628 283 9214 | +86-1381-176-8559